Filed by Georgia-Pacific Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Fort James Corporation Commission File No. 333-44112

We urge you to read Georgia-Pacific Corporation's ("Georgia-Pacific") offer to exchange cash and shares of Georgia-Pacific Group common stock for shares of Fort James Corporation ("Fort James") common stock, which Georgia-Pacific has filed with the Securities and Exchange Commission (the "SEC") as part of a Registration Statement, because it contains important information. The exchange offer was sent on or about October 13, 2000, to shareholders of Fort James. You may obtain a free copy of the exchange offer and other documents filed by Georgia-Pacific with the SEC at the SEC's web site at http://www.sec.gov. Investors and security holders can also obtain free copies of the documents relating to Georgia-Pacific by contacting the Georgia-Pacific Investor Relations Department at Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000.

Georgia-Pacific Extends Exchange Offers For Shares of Fort James Corp. Through Nov. 16, 2000

Georgia-Pacific Corp. (NYSE: GP) today extended its exchange offer for all outstanding shares of Fort James Corp. (NYSE: FJ) from the prior expiration date of midnight Thursday, Nov. 9, to 6 p.m. Eastern time, Thursday, Nov. 16, 2000. Accordingly, the offer and withdrawal rights will expire at 6 p.m. Eastern time, Nov. 16, 2000, unless Georgia-Pacific further extends the offer. Georgia-Pacific will announce the final exchange ratio by issuing a news release no later than two business days before the offer expires.

Georgia-Pacific said that it has agreed with the United States Department of Justice not to purchase shares under the exchange offer prior to Nov. 17, in order to give the department time to complete its review of the transaction.

All Fort James stockholders should read the prospectus and offer statements that were filed by Georgia-Pacific and the solicitation/recommendation statements that were filed by Fort James with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Georgia-Pacific and Fort James, without charge, at the SEC's Internet site (www.sec.gov). Copies of the offer and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Georgia-Pacific's corporate secretary.

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